Exhibit 99.1

FOR IMMEDIATE RELEASE

Gold Royalty Completes Acquisition of Existing Royalty on Producing Copper-Silver Cozamin Mine

DESIGNATED NEWS RELEASE

Vancouver, British Columbia – August 30, 2023 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce that, further to its news release dated July 31, 2023, it has completed the indirect acquisition of a 1.0% net smelter return (NSR) royalty (the “Royalty”) on portions of the Cozamin Copper-Silver Mine, located in Zacatecas, Mexico, from Endeavour Silver Corp. and its subsidiary (“Endeavour”).

Pursuant to the transaction, Gold Royalty indirectly acquired the Royalty for US$7.5 million in cash consideration.

Cozamin is a producing mine operated by Capstone Copper Corp. The Royalty applies to two concessions (Calicanto and Vicochea). Gold Royalty received the option to acquire a 1% NSR royalty on five additional concessions if such royalties are granted to Endeavour in the future. Pursuant to such option, Gold Royalty may acquire such additional royalties, subject to existing rights of first refusal, in exchange for US$300,000, in the case of the Mise concession and US$50,000 in the case of each other concession. Such option consideration may be satisfied, at the option of Gold Royalty, through the issuance of common shares of the Company.

As announced on July 31, 2023, the Company’s board of directors suspended dividends under its dividend program in connection with the completion of the Cozamin royalty acquisition in order to focus capital on executing its strategic priority of growing cash flow and net asset value per share through accretive acquisitions.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a qualified person as such term is defined under National Instrument 43-101 and has reviewed and approved the technical information disclosed in this news release.

For additional information, please contact:

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the Company’s strategy and business plans. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions relating to commodities prices and the business of the Company. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, risks related to risks related to the operators of the projects in which the Company holds interests, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.